FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of a Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2024

Commission File Number: 001-13928

Royal Bank of Canada

(Name of registrant)

200 Bay Street Royal Bank Plaza Toronto, Ontario Canada M5J 2J5 Attention: Senior Vice-President, Associate General Counsel & Secretary	1 Place Ville Marie Montreal, Quebec Canada H3B 3A9 Attention: Senior Vice-President, Associate General Counsel & Secretary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form  40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K AND THE EXHIBITS HERETO SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE AS EXHIBITS TO ROYAL BANK OF CANADA’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-275898) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the 7.500% Limited Recourse Capital Notes, Series 4 (Non-Viability Contingent Capital (NVCC)) (Subordinated Indebtedness) due 2084 (the “Notes”) and Non-Cumulative 5-Year Fixed Rate Reset First Preferred Shares, Series BV (Non-Viability Contingent Capital (NVCC)) by Royal Bank of Canada (the “Bank”) on the date of this report on Form 6-K, pursuant to the Bank’s shelf registration statement on Form F-3 (File No. 333-275898):

EXHIBITS

Exhibit	Description of Exhibit
1.1	Underwriting Agreement, dated as of April 17, 2024, among Royal Bank of Canada, RBC Capital Markets, LLC, BofA Securities, Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, MUFG Securities Americas Inc. and UBS Securities LLC, as representatives of the several Underwriters named therein.

4.1	Second Supplemental Indenture, dated as of April 24, 2024, between the Bank and the Bank of New York Mellon, as Trustee.

5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel for the Bank, as to the validity of the Notes under New York law.

5.2	Opinion of Osler, Hoskin & Harcourt LLP, Canadian counsel for the Bank, as to certain matters under the laws of Ontario and the federal laws of Canada applicable therein.

8.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel for the Bank, as to certain matters of United States federal income taxation.

8.2	Opinion of Osler, Hoskin & Harcourt LLP, Canadian counsel for the Bank, as to certain matters of Canadian federal income taxation.

23.1	Consent of Sullivan & Cromwell LLP (included in Exhibits 5.1 and 8.1 above).

23.2	Consent of Osler, Hoskin & Harcourt LLP (included in Exhibits 5.2 and 8.2 above).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

By:	/S/ JASON DRYSDALE
Name:	Jason Drysdale
Title:	Executive Vice-President and Treasurer

Date: April 24, 2024